SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                       (Amendment No. 1)*

                       STYLECLICK.COM INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           864221 10 6
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 24, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1 (e), 13d-1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 8 Pages

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CUSIP No. 864221 10 6       Schedule 13D              Page 2 of 8


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF              94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**    (a)[ ]
                                                           (b)[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                         00.
                                                      See Item 3.
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                 1,120,208
  NUMBER OF                                           See Item 4.
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:            1,120,208
  REPORTING                                           See Item 4.
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH        1,120,208
     REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          13.4%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 864221 10 6       Schedule 13D              Page 3 of 8


     This Amendment No. 1 amends and supplements Items 1, 4, 5, 6 and 7 of the statement on Schedule 13D (the "Schedule 13D"), and the cover page thereto, filed on April 19, 1999 by Intel Corporation (the "Reporting Person"), with respect to its beneficial ownership of common stock issued by ModaCAD, Inc., a California corporation, which changed its legal name to Styleclick.com Inc. in July 1999 (the "Issuer"). Specifically, this Amendment No. 1 contains information relating to that certain Voting and First Offer Agreement entered into on January 24, 1999 (the "Voting Agreement"), attached hereto as Exhibit 3, by and among the Reporting Person, Issuer and USANi Sub LLC, a Delaware limited liability company.

ITEM 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:

                 Styleclick.com Inc.
                 3861 Sepulveda Blvd.
                 Culver City, CA  90230

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 4.   Purpose of the Transaction.

          On November 12, 1997, the Reporting Person and Issuer entered into a Development Agreement (the "Development Agreement"), pursuant to which Issuer agreed to pay to the Reporting Person a stream of future royalties. The Reporting Person subsequently agreed to terminate the future royalty obligations under the Development Agreement in consideration of the Issuer granting to the Reporting Person a certain number of shares and warrants to purchase Common Stock of the Issuer.

          Pursuant to a Stock and Warrant Purchase and Investor Rights Agreement, dated April 7, 1999, between the Reporting Person and the Issuer (the "Purchase Agreement"), the Reporting Person purchased from Issuer Four Hundred Fifty-Five Thousand Two Hundred Eighteen (455,218) shares of Issuer's Common Stock (the "Shares") at an agreed upon aggregate value of Five Million Dollars ($5,000,000). In addition, the Issuer issued to the Reporting Person three warrants (each a "Warrant" and collectively, the "Warrants") to purchase up to an aggregate of Five Hundred Thirty-Eight Thousand Six Hundred Seventy-Four (538,674) shares of Issuer's Common Stock (the "Warrant Shares"). A copy of the Purchase Agreement was filed as Exhibit 1 to the Schedule 13D and is incorporated by this reference.

          The first Warrant is a 5-year warrant to acquire One Hundred Fifty-Nine Thousand Three Hundred Twenty-Six (159,326) shares of Issuer's Common Stock at an exercise price of Ten Dollars and Ninety-Eight Cents ($10.98) per

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CUSIP No. 864221 10 6       Schedule 13D              Page 4 of 8


          share. The second Warrant is a 1-year warrant to acquire One Hundred Eighty-Nine Thousand Six Hundred Seventy-Four (189,674) shares of Issuer's Common Stock at an exercise price of Thirteen Dollars and Eighteen Cents ($13.18) per share. The third Warrant is a 15-month warrant to acquire One Hundred Eight-Nine Thousand Six Hundred Seventy-Four (189,674) shares of Issuer's Common Stock at an exercise price of Thirteen Dollars and Eighteen Cents ($13.18) per share. All of the Warrants are currently exercisable.

          Prior to the transactions described in this Item 4, above, the Reporting Person owned a currently exercisable warrant, dated November 13, 1997, to acquire One Hundred Twenty-Six Thousand Three Hundred Sixteen (126,316) shares of the Issuer's Common Stock, at an exercise price of Nineteen Dollars ($19.00) per share (the "1997 Warrant").

          On January 24, 2000, Issuer and USANi Sub LLC ("Parent"), a wholly owned subsidiary of USA Networks, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, upon obtaining requisite shareholder approval and the satisfaction of certain other preconditions, Issuer will become an indirect subsidiary of Parent (the "Merger"). Upon consummation of the Merger, the current shareholders of Issuer's outstanding Common Stock shall receive for each share of Issuer Common Stock the right to receive one share of common stock issued by Newco, a newly formed Delaware corporation and a direct subsidiary of Parent. By virtue of the transactions contemplated by the Merger Agreement, the current stockholders of Issuer will own an aggregate of approximately 25% of Newco.

          Also on January 24, 2000, Issuer, Parent and the Reporting Person executed the Voting Agreement in support of the proposed Merger. At the time, Parent and Issuer also entered into similar voting agreements with certain other shareholders of the Issuer. Reporting Person, however, expressly disclaims the existence of any group within the meaning of Section 13(d)(3) of the Act based upon the voting agreements executed in anticipation of the Merger or as the result of any other agreement between Issuer and the Reporting Person or any agreement relating to the Common Stock of the Issuer.

          Under the terms of the Voting Agreement, the Reporting Person has committed to vote its Shares and any Warrant Shares in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any proposal (other than in respect of the transactions proposed by the Merger Agreement) for any (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any other material corporate transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger, (ii) sale, lease, exchange, transfer or other disposition of 20% or more of the assets of the Issuer in a single transaction or series of transactions, or (iii) the acquisition by any person or

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CUSIP No. 864221 10 6       Schedule 13D              Page 5 of 8


          "group" (as defined in Section 13(d) of the Exchange
          Act), other than Parent or its affiliates, of beneficial ownership of 15% or more of the Issuer's voting stock, whether by tender offer or exchange offer or otherwise and including a self tender offer, merger, sale of assets or other business combination between Issuer and any third person or entity or any action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Issuer under the Merger Agreement or which could result in any of the conditions to the Issuers' obligations under the Merger Agreement not being fulfilled. These voting obligations terminate upon the earlier of
          (i) consummation of the Merger, and (ii) twelve months after termination of the Merger Agreement.

          In addition, under the Voting Agreement, the Reporting Person has waived certain protective provisions contained in the Warrants, the 1997 Warrant and the Purchase Agreement. Those waivers shall terminate and be of no further effect if (i) the Merger is not consummated by July 31, 2000, (ii) the Merger Agreement is amended in a manner that is materially adverse to the Reporting Person, (iii) any party to the Merger Agreement materially breaches the Merger Agreement and such breach has a material adverse effect on the Reporting Person, or (iv) the Merger Agreement is terminated prior to consummation of the Merger. The Voting Agreement also restricts the Reporting Person's ability to sell, transfer or otherwise dispose of its Shares, Warrants and its 1997 Warrant, or any right, title or interest therein or thereto, until the earlier of (i) the termination of the Voting Agreement or (ii) the termination of the Merger Agreement, and for a period of one year thereafter.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any actions described in subparagraphs (2) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer.

          (c) Except as disclosed in Item 4 hereof, the Reporting Person has not effected any transaction in the Common Stock of Issuer during the past 60 days.

          (e)  Upon consummation of the Merger referenced in
          Item 4, and subject to certain conditions being met, Reporting Person's Shares and Warrant Shares shall transfer into the right to receive shares of Newco, the surviving entity, at such time Reporting Person will cease to be the beneficial owner of more than 5% of any class of securities of either Issuer or Newco.

CUSIP No. 864221 10 6       Schedule 13D              Page 6 of 8


ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The information contained in Item 4 is incorporated by this reference.

          Upon consummation of the Merger, Issuer will become an indirect subsidiary of Parent, all of the Shares shall convert automatically into the right to receive one share of Newco Common Stock, and the 1997 Warrant and Warrants shall be assumed by Newco and converted into warrants to purchase Newco common stock upon substantially similar terms and conditions. At such time, the Reporting Person would no longer be a greater than 5% beneficial owner of Issuer. And the Reporting Person would not be a greater than 5% beneficial owner of Newco as a result of the Merger transactions.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 3   Voting and First Offer Agreement, dated
                      January 24, 2000, among Intel Corporation,
                      USANi Sub LLC and Styleclick.com Inc.

CUSIP No. 864221 10 6       Schedule 13D              Page 7 of 8


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  February 3, 2000.

                                 INTEL CORPORATION


                                      /s/F. Thomas Dunlap, Jr.
                                 By:  ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 864221 10 6       Schedule 13D              Page 8 of 8


                          EXHIBIT INDEX


Exhibit No.   Document

Exhibit 3     Voting and First Offer Agreement, dated January
              24, 2000, among Intel Corporation, USANi Sub LLC and Styleclick.com Inc.

                            EXHIBIT 3



                VOTING AND FIRST OFFER AGREEMENT

                     Dated January 24, 2000

                VOTING AND FIRST OFFER AGREEMENT

     VOTING AND FIRST OFFER AGREEMENT, dated as of January 24, 2000 (this "Agreement"), among Intel Corporation, a Delaware corporation (the "Principal Stockholder"), USANi Sub LLC, a Delaware limited liability company ("Parent") and Styleclick.com Inc., a California corporation (the "Company").

     WHEREAS, the Company and Parent propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for, among other things, the merger of the Company (the "Merger") with a wholly owned subsidiary of a newly formed Delaware corporation ("Newco") and the concurrent contribution by Parent to Newco of all of the outstanding limited liability interests of Internet Shopping Network LLC, a Delaware limited liability company;

     WHEREAS, the Principal Stockholder is (a) the owner of one or more of the following securities: (i) shares of common stock of the Company, no par value ("Company Common Stock") and (ii) warrants to acquire Company Common Stock, in each case listed on
Schedule 1, and (b) party to certain agreements with the Company identified on Schedule 2 (the "Company Agreements"); and

     WHEREAS, in order to induce Parent to enter into the Merger Agreement, the Principal Stockholder has agreed to enter into this Agreement with respect to (a) all the shares of Company Common Stock now owned, whether beneficially or of record, and which may hereafter be acquired by the Principal Stockholder and any shares of Company Common Stock over which the Principal Stockholder has investment power or voting power, each within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended (the "Shares"), and all warrants to acquire Shares now owned and which may hereafter be acquired (the "Warrants"), and
(b) the Company Agreements to which the Principal Stockholder is a party.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                            ARTICLE 1

     Section 1.1 Voting Agreement. The Principal Stockholder hereby agrees that during the Restricted Period (as defined below) at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, the Principal Stockholder shall vote its Shares or shall cause its Shares to be voted: (a) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement (the "Proposed Transactions") and (b) against any proposal (other than in respect of the Proposed Transaction) for any: (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any other material corporate transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Proposed Transactions; (ii) a sale, lease, exchange, transfer or other disposition of 20% or more of the assets of the Company in a single transaction or series of transactions; or (iii) the acquisition by any person or "group" (as defined in Section 13(d) of the Exchange Act) other than Parent or its affiliates (herein, a "third party"), of "beneficial ownership" of 15% or more of the Company's voting stock whether by tender offer or exchange offer or otherwise and including a self tender offer, merger, sale of assets or other business combination between the Company and any person or entity or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled. For purposes of this Agreement, the term "Restricted Period" shall mean the time during which the Merger Agreement remains in effect and for 12 months thereafter.

     Section 1.2 Acknowledgment. The Principal Stockholder acknowledges receipt and review of a copy of the Merger
Agreement.

     Section 1.3 Waiver of Company Agreements. Subject to the terms and conditions hereof, the Principal Stockholder hereby irrevocably and forever waives, and agrees to the modifications of its rights under, the provisions of the Company Agreements identified on Schedule 2 and as limited and qualified by Schedule 2 and Schedule 4 which are incorporated herein by reference.

     Section 1.4 Waiver of Dissenters' Rights. The Principal Stockholder hereby irrevocably and forever waives any rights the Principal Stockholder may have, as a result of the Merger, to demand payment for any Shares beneficially owned by the Principal Stockholder pursuant to Section 1300 et. seq. of California Law or to otherwise qualify as a "dissenting shareholder" as such term is used in such sections of California Law.

     Section 1.5 Termination of Waivers. Notwithstanding the foregoing, the waivers and modifications effected in Sections 1.3 and 1.4 shall be of no further force and effect and shall be treated as if they had never been granted if: (a) the Merger Agreement is not executed prior to February 15, 2000; (b) the Merger is not consummated prior to July 31, 2000; (c) the Merger Agreement is amended in a manner materially adverse to the Principal Stockholder; (d) any party materially breaches its obligations under the Merger Agreement and such breach has a material adverse effect on the Principal Stockholder; or (e) the Merger Agreement is otherwise terminated pursuant to its terms prior to the consummation of the Merger.

                            ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES
                  OF THE PRINCIPAL STOCKHOLDER

     The Principal Stockholder hereby represents and warrants to Parent as follows:

     Section 2.1 Authority Relative to This Agreement. The Principal Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and no other proceedings on the part of the Principal Stockholder are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by the Principal Stockholder and, assuming the due authorization, execution and delivery by Parent and the Company, constitutes a legal, valid and binding obligation of the Principal Stockholder, enforceable against the Principal Stockholder in accordance with its terms.

     Section 2.2 No Conflict. (a) The execution and delivery of this Agreement by the Principal Stockholder do not, and the performance of this Agreement by the Principal Stockholder will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Principal Stockholder or by which the Shares or the Warrants are bound or affected or
(ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (as defined below) on any of the Shares or the Warrants pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Principal Stockholder is a party or by which the Principal Stockholder or the Shares or the Warrants are bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Principal Stockholder of its obligations under this Agreement.

     (b) The execution and delivery of this Agreement by the Principal Stockholder do not, and the performance of this Agreement by the Principal Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental body, agency or official except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Principal Stockholder of its obligations under this Agreement.

     Section 2.3 Title to the Shares. As of the date hereof, the Principal Stockholder is the record and beneficial owner of, or has voting power or investment power over, the Shares, and is the record and beneficial owner of the Warrants, listed on
Schedule 1. Such Shares and Warrants are all the securities of the Company owned, either of record or beneficially, by the Principal Stockholder or in which the Principal Stockholder has voting or investment power and the Principal Stockholder owns no other rights or interests exercisable for or convertible into any securities of the Company. Except as identified on Schedule 3, all of the Shares and Warrants referred to above are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreement, limitations on the Principal Stockholder's voting rights, charges and other encumbrances of any nature whatsoever, in each case as imposed by or through the Principal Stockholder but excluding standard margin rules applicable to the Shares (collectively, "Liens") except, with respect to the Warrants, the Warrant Agreements pursuant to which such Warrants were issued. The Principal Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

     Section 2.4    Other Company Agreements.  To the best
knowledge of Intel's management, the Principal Stockholder is not, as of the date hereof, a party to any agreement or arrangement with the Company containing provisions similar to those described on Schedule 2 other than the agreements listed on
Schedule 2.

                            ARTICLE 3

             COVENANTS OF THE PRINCIPAL STOCKHOLDER

     Section 3.1 No Inconsistent Agreement. The Principal Stockholder hereby covenants and agrees that it shall not enter into any agreement or grant a proxy or power of attorney with respect to the Shares or Warrants which is inconsistent with this Agreement.

     Section 3.2    Transfer Restriction.

     (a) The Principal Stockholder hereby covenants and agrees that it shall not sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, whether by operation of law or by agreement or otherwise (each a "Transfer"), from the date hereof until the termination of the Merger Agreement, any Shares or Warrants, or any right, title or interest therein or thereto; provided, however, that, notwithstanding the foregoing, the Principal Stockholder may engage in ordinary course hedging transactions.

     (b) Notwithstanding the foregoing, the Principal Stockholder may Transfer any Shares or Warrants, or any right, title or interest therein or thereto, to any of its subsidiaries or controlled affiliates; provided that, prior to such Transfer, any transferee thereof shall execute and deliver an agreement by which it shall become a party to and be bound by the applicable terms and provisions of this Agreement, in form and substance reasonably satisfactory to Parent.

     (c) Notwithstanding the foregoing, if Parent permits Joyce Freedman, Maurizio Vecchione, Lee Freedman, Castle Creek Partners, L.L.C., Marshall Capital Management, Inc., or Winfield Capital Corp. (each, a "Transferring Stockholder") to Transfer any Shares, Warrants or options to purchase Company Common Stock (the "Options") after the date hereof and prior to the termination of the Merger Agreement, which Transfer would otherwise be prohibited by an agreement between such Transferring Stockholder and Parent containing transfer restrictions similar to the restrictions contained herein, then Parent shall permit the Principal Stockholder, upon its request to Transfer a number of Shares or Warrants equal to the product of (i) the number of Shares, Warrants or Options Transferred by the Transferring Stockholder divided by the number of Shares, Warrants or Options owned by the Transferring Stockholder as of the date of such Transfer, and (ii) the number of Shares or Warrants owned by the Principal Stockholder as of the date of such Transfer, in each case, treating all Options and Warrants as Shares on an as-converted basis (without giving effect to restrictions or limitations on the exercise of such Options or Warrants).

     Section 3.3    Right of First Offer.  The Principal
Stockholder hereby covenants and agrees that following the termination of the Merger Agreement and during the remainder of the Restricted Period, it shall not Transfer any Shares or Warrants except pursuant to the following provisions:

     (a) Offering Notice. If the Principal Stockholder wishes to Transfer (other than pursuant to the Merger) all or any portion of its Shares or Warrants to any person or entity (a "Third Party Purchaser"), the Principal Stockholder shall first offer such Shares or Warrants to Parent, by sending written notice (an "Offering Notice") to Parent, which shall state (i) the number of Shares or Warrants proposed to be transferred (the "Offered Securities"); (ii) whether such sale (with respect to Shares only) will be effected in an open market transaction that complies with Rule 144(f) of the Securities Act of 1933 (a "Public Sale") or otherwise (a "Private Sale") and (iii) the proposed purchase price for the Offered Securities (the "Offer Price") which, with respect to a Public Sale, may not be at a per share price in excess of the closing price of shares of Company Common Stock on the NASDAQ for the trading day immediately prior to the date on which the Offering Notice is given. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first offer provided for herein shall have been waived or shall have expired;

     (b) Parent Option. For a period of three business days after the giving of the Offering Notice pursuant to Section 3.3(a) (the "Option Period"), Parent shall have the right (the "Option") but not the obligation to purchase all (but not less than all) of the Offered Securities at a purchase price equal to the Offer Price. If the consideration to be paid pursuant to such Private Sale is not in the form of cash, Parent may, at its election, exercise the Option by paying cash in the amount equal to the fair market value of the consideration to be paid to the Principal Stockholder. The parties, each acting through one or more senior officers of the rank of Vice President or higher as its representative, shall negotiate in good faith and alone (except for one assistant for each party) to determine such fair market value. If no agreement can be reached by such senior managers, then such fair market value shall be determined by a neutral arbitrator under the Commercial Arbitration Rules of the American Arbitration Association. No sale may be made until a determination as to such fair value is reached, and such determination shall be made within 30 days of the Offering Notice. The right of Parent to purchase any or all of the Offered Securities under this Section 3.3(b) shall be exercisable by delivering written notice of the exercise thereof (the "Acceptance"), prior to the expiration of the Option Period, to the Principal Stockholder, which notice shall state the number of Offered Securities proposed to be purchased by Parent. The failure of Parent to respond within the Option Period shall be deemed to be a waiver of the Option; provided that Parent may waive its rights under this Section 3.3(b) prior to the expiration of the Option Period by giving written notice to the Principal Stockholder (the date any such written waiver is received by the Principal Stockholder or, if no written waiver is given, the last date of the Option Period is referred to as the "Waiver Date");

     (c) Closing. The closing of the purchase of Offered Securities subscribed for by Parent under Section 3.3(b) shall be held at the executive offices of Parent at 11:00 a.m., local time, on the later of (i) the 10th day after the Acceptance pursuant to Section 3.3(b) and (ii) two days following the date on which all governmental or regulatory approvals (including the expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act) with respect to such transaction, if any, have been obtained or at such other time and place as the parties to the transaction may agree. At such closing, the Principal Stockholder shall deliver certificates representing the Offered Securities, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Offered Securities shall be free and clear of any Liens (other than those arising hereunder) and the Principal Stockholder shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Securities. Parent shall deliver at the closing payment in full in immediately available funds for the Offered Securities purchased. In connection with such sale the parties to the transaction shall execute such additional documents and take all reasonable steps as are otherwise necessary or appropriate to effectuate such transaction; and

     (d) Sale to a Third Party Purchaser. If Parent does not elect to purchase all of the Offered Securities under Section 3.3(b), the Principal Stockholder may sell all, but not less than all, of the Offered Securities that Parent elected not to purchase (i) with respect to a Private Sale to a Third Party Purchaser on terms and conditions no less favorable to the Principal Stockholder than those set forth in the Offering Notice; provided, however, that such sale is bona fide and not undertaken for the purpose of avoiding the Principal Stockholder's obligations hereunder and made pursuant to a contract entered into within 10 days after the Waiver Date and
(ii) with respect to a Public Sale, such sale is effected within five days following the Waiver Date at the market price in effect at the time of such sale. If such sale is not consummated within five days after the Waiver Date with respect to a Public Sale or 45 days after the Waiver Date with respect to a Private Sale, then the restrictions pro-vided for herein shall again become effective, and no transfer of such Offered Securities may be made there-after by the Principal Stockholder without again offering the same to Parent in accordance with this Section 3.3.

     (e)  Notwithstanding the foregoing, the provisions of this
Section 3.3 shall be of no further force and effect if: (a) the Merger Agreement is not executed prior to February 15, 2000; (b) any party materially breaches its obligations under the Merger Agreement and such breach has a material adverse effect on the Principal Stockholder; or (c) the Merger Agreement is amended in a manner materially adverse to the Principal Stockholder.

                            ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES
                    OF PARENT AND THE COMPANY

     Section 4.1 Authority Relative to this Agreement. Each of Parent and the Company has full right, power and authority to enter into and perform this Agreement and this Agreement has been duly authorized, executed and delivered by each of Parent and the Company and is a valid and binding agreement of each of Parent and the Company and enforceable against each of Parent and the Company in accordance with its terms.

     Section 4.2 No Conflict. (a) The execution and delivery of this Agreement by each of Parent and the Company do not, and the performance of this Agreement by each of Parent and the Company will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or the Company, as applicable or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (as defined below) pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Company is a party or by which the Parent or the Company are bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Parent or the Company of their obligations under this Agreement.

     (b) The execution and delivery of this Agreement by each of Parent and the Company do not, and the performance of this Agreement by each of Parent and the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental body, agency or official except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Parent or the Company, as applicable, of its obligations under this Agreement.

     Section 4.3 Other Agreements. Concurrently with the execution hereof, Parent and the Company are entering into separate agreements with Joyce Freedman, Lee Freedman and Maurizio Vecchione containing restrictions on voting and transfer similar to the restrictions contained herein. The restrictions on voting and transfer contained in such agreements are not materially more favorable to such other parties than the restrictions on voting and transfer applicable to the Principal Stockholder hereunder. Concurrently with the execution hereof, Parent is entering into separate waiver agreements with Castle Creek Partners, L.L.C., Marshall Capital Management, Inc. and Winfield Capital Corp. waiving certain provisions of agreements between such parties and the Company similar to the waivers contained in Schedule 2. Such waivers are not materially more favorable to such other parties than the waivers applicable to the Principal Stockholder hereunder. Following the date hereof, neither Parent nor the Company shall enter into an agreement (or amend an existing agreement) containing waivers similar to the waivers contained in Schedule 2 that are more favorable to the other party (when taken as a whole) than those applicable to the Principal Stockholder hereunder, unless Parent and the Company also offer such more favorable terms to the Principal Stockholder.

                            ARTICLE 5

                          MISCELLANEOUS

     Section 5.1 Termination. This Agreement shall terminate upon the earliest to occur of (i) the Closing, (ii) the 12-month anniversary following termination of the Merger Agreement and
(iii) the termination of the Merger Agreement by Parent pursuant to Section 7.1(c) of such Agreement; provided that (x) the representations and warranties contained herein shall survive the termination hereof and (y) subject to Section 1.5, Section 1.3 hereof shall survive the consummation of the Merger; provided, further, that the agreements of the Company and Parent set forth in Schedule 2 and 4 hereof, respectively relating to the extension of the Warrants and cashless exercise shall survive the termination hereof or the consummation of the Merger as the case may be.

     Section 5.2 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     Section 5.3    Definitions.  Unless otherwise defined
herein, all capitalized terms shall have the definitions assigned to such terms in the Merger Agreement.

     Section 5.4 Entire Agreement. This Agreement constitutes the entire agreement among Parent, the Company and the Principal Stockholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

Section 5.5 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     Section 5.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated.

     Section 5.7    Governing Law.  This Agreement shall be
governed by, and construed in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

     Section 5.8 Jurisdiction. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the courts of the State of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

     IN WITNESS WHEREOF, Parent and the Principal Stockholder have caused this Agreement to be duly executed on the date hereof.

                      USANi SUB LLC

                            /s/ Dara Khosrowshahi
                      By:   -----------------------------
                            Name:   Dara Khosrowshahi
                            Title:  Vice President


                      INTEL CORPORATION

                            /s/Arvind Sodhani
                      By:   -----------------------------
                            Name:  Arvind Sodhani
                            Title: Vice President and Treasurer


                      STYLECLICK.COM INC.

                            /s/M. Vecchione
                      By:   -----------------------------
                            Name:  M. Vecchione
                            Title: President and Co-CEO

            Number of Shares
           owned beneficially        Number of
            or of record (1)      Warrants Owned

                 455,218              664,990


-----------------------------

(1) Other than Shares issuable upon exercise of Warrants, which are listed in the next column.

Schedule 2

   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision
Intel          Stock and      Sec.7(b)  Company covenants to     N/A (2)
Corporation    Warrant                  use best efforts to
("Intel")      Purchase and             limit number of
               Investor                 directors to nine and
               Rights                   require a majority of
               Agreement,               outside directors.
               dated as of
               April 7,
               1999, between
               Intel and the
               Company

                              Sec.7(c)  Company covenants to     N/A.  See Schedule 4.
                              (ii)(D)   maintain effectiveness
                                        of registration
                                        statement for certain
                                        period of time.

                              Sec.7(c)  Put right if sales of    N/A.  See Schedule 4.
                              (ii)(F)   all Registrable
                                        Securities cannot be
                                        made pursuant to the
                                        registration statement
                                        for more than 30 days
                                        in any 12-month period.

                              Sec.7(c)  Penalty for each day on  N/A.  See Schedule 4.
                              (ii)(H)   which sales of
                                        Registrable Securities
                                        cannot be made pursuant
                                        to the registration
                                        statement.
----------------------------
(2) "N/A" means the provision shall have no further force or effect and any and all claims arising under such provision (whether before or after the date of this Voting and
First Offer Agreement) are hereby expressly waived, subject in each case to the provisions of Section 1.3 and Section 1.5 of this Voting and First Offer Agreement.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

                              Sec.7(c)  Indemnification          Provision waived only
                              (v)       provisions.              with respect to claims
                                                                 against the Company
                                                                 known to Intel's
                                                                 management (e.g., VPs,
                                                                 divisional heads, their
                                                                 seniors and others with
                                                                 supervisory authority
                                                                 with respect to this
                                                                 investment) on or
                                                                 before the date of the
                                                                 Merger Agreement for
                                                                 which indemnification
                                                                 may be sought.

                              Sec.7(c)  Company agrees not to    N/A.  See Schedule 4.
                              (vi)      grant more favorable
                                        registration rights.

                              Sec.7(e)  Right to have observer   N/A, except that Intel
                                        attend Board and         shall retain such right
                                        Committee meetings.      for so long as it owns,
                                                                 beneficially or of
                                                                 record, Shares and
                                                                 Warrants equal to
                                                                 (assuming full exercise
                                                                 of such Warrants) at
                                                                 least 2.5% of all
                                                                 Company Common Stock on
                                                                 a fully-diluted basis.

                              Sec.7(f)  Right to participate on  N/A
                                        a pro rata basis in
                                        certain issuances of
                                        new securities.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

                              Sec.7(g)  Company agrees to        N/A, except that (i)
                                        maintain listing on      the Company will
                                        NASDAQ or other          maintain its listing or
                                        exchange until           authorization for
                                        4/7/2002.                trading on NASDAQ until
                                                                 consummation of the
                                                                 Merger and (ii) Parent
                                                                 will cause Newco to
                                                                 maintain its listing or
                                                                 authorization for
                                                                 trading on NASDAQ or
                                                                 other exchange from
                                                                 consummation of the
                                                                 Merger until
                                                                 termination of the
                                                                 Warrants, provided
                                                                 that, this provision,
                                                                 as so modified by
                                                                 clause (ii), shall not
                                                                 prohibit Newco from
                                                                 consummating a merger
                                                                 or other "going
                                                                 private" transaction.

                              Sec.7(j)  Prohibition on certain   N/A, except that this
                                        issuances of discounted  provision will continue
                                        or variable priced       to apply to issuances
                                        equity or equity-like    by the Company prior to
                                        securities.              Closing of the Merger
                                                                 other than issuances
                                                                 contemplated by the
                                                                 Merger Agreement or the
                                                                 Credit Agreement.

                              Sec.7(m)  Penalty upon certain     N/A
                                        dispositions of the
                                        Company Common Stock by
                                        Vecchione.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

                              Sec.8     Indemnification          Provision waived only
                                        provisions.              with respect to claims
                                                                 against the Company
                                                                 known to Intel's
                                                                 management (e.g., VPs,
                                                                 divisional heads, their
                                                                 seniors and others with
                                                                 supervisory authority
                                                                 with respect to this
                                                                 investment) on or prior
                                                                 to the date of the
                                                                 Merger Agreement for
                                                                 which indemnification
                                                                 may be sought.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

Intel          Each of the              Exercise price of the    If, at any time
               warrants,                warrants.                following the
               dated April                                       consummation of the
               7, 1999,                                          Merger and prior to
               issued by the                                     4/7/2001, Intel desires
               Company to                                        in good faith to sell
               Intel                                             shares of Newco Common
                                                                 Stock issuable upon
                                                                 exercise of the
                                                                 warrants, and, at such
                                                                 time a registration
                                                                 statement permitting
                                                                 the sale of such shares
                                                                 is not effective, Intel
                                                                 may request Newco to
                                                                 effect a demand
                                                                 registration of such
                                                                 shares and, if a
                                                                 registration statement
                                                                 is not effective within
                                                                 30 days of such demand,
                                                                 and Intel exercises its
                                                                 warrants within five
                                                                 days following such 30
                                                                 day period, and commits
                                                                 to sell the underlying
                                                                 shares into the market
                                                                 pursuant to Rule 144 as
                                                                 soon as reasonably
                                                                 practicable following
                                                                 such exercise, the
                                                                 exercise price of the
                                                                 warrants so exercised
                                                                 shall be reduced by
                                                                 $1.00 per underlying
                                                                 share.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

                              Sec.3(c)  Company agrees to        N/A, except that (i)
                                        maintain listing on      the Company will
                                        NASDAQ or other          maintain its listing or
                                        exchange until           authorization for
                                        4/7/2002.                trading on NASDAQ until
                                                                 consummation of the
                                                                 Merger and (ii) Parent
                                                                 will cause Newco to
                                                                 maintain its listing or
                                                                 authorization for
                                                                 trading on NASDAQ or
                                                                 other exchange from
                                                                 consummation of the
                                                                 Merger until
                                                                 termination of the
                                                                 Warrants; provided
                                                                 that, this provision,
                                                                 as so modified by
                                                                 clause (ii), shall not
                                                                 prohibit Newco from
                                                                 consummating a merger
                                                                 or other "going
                                                                 private" transaction.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

                              Sec.4(a)  Anti-dilution            Provision waived with
                                        adjustment to exercise   respect to any of the
                                        price and number of      following transactions
                                        shares upon below-       to the extent that such
                                        market issuances.        transaction would
                                                                 otherwise require an
                                                                 adjustment under
                                                                 Section 4(a): (i) any
                                                                 issuance (or deemed
                                                                 issuance) of securities
                                                                 contemplated by the
                                                                 Merger Agreement or the
                                                                 Credit Agreement; or
                                                                 (ii) any issuance (or
                                                                 deemed issuance) of
                                                                 securities by Newco as
                                                                 consideration in an
                                                                 acquisition of or from
                                                                 a third party or in
                                                                 connection with a
                                                                 merger with a third
                                                                 party anytime after the
                                                                 Effective Time of the
                                                                 Merger; provided that,
                                                                 with respect to clause
                                                                 (ii), the principal
                                                                 purpose of which is not
                                                                 to raise capital, and
                                                                 such third party is not
                                                                 a controlled affiliate
                                                                 of Newco or such
                                                                 transaction (a) has
                                                                 been approved by a
                                                                 special committee of
                                                                 the Board of Directors
                                                                 comprised solely of
                                                                 independent directors
                                                                 and such special
                                                                 committee has
                                                                 recommended that the
                                                                 stockholders of Newco
                                                                 vote in favor thereof
                                                                 and (b) Newco has
                                                                 received from a
                                                                 nationally recognized
                                                                 investment banking firm
                                                                 a written opinion
                                                                 addressed to such
                                                                 special

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

                                                                 committee, for
                                                                 inclusion in the proxy
                                                                 statement to be
                                                                 delivered to the
                                                                 stockholders,
                                                                 substantially to the
                                                                 effect that such
                                                                 transaction is fair to
                                                                 Newco or to Newco's
                                                                 stockholders (other
                                                                 than any stockholder
                                                                 that, together with its
                                                                 affiliates,
                                                                 beneficially owns
                                                                 equity securities
                                                                 representing more than
                                                                 50% of the combined
                                                                 voting power of all
                                                                 outstanding equity
                                                                 securities of Newco
                                                                 ordinarily entitled to
                                                                 vote in the election of
                                                                 directors) from a
                                                                 financial point of
                                                                 view.

                              Sec.4(e)  Right to receive 125%    N/A
                              (b)(ii)   of Black-Scholes Amount
                                        upon a Major
                                        Transaction (as defined
                                        in each warrant).

                              Sec.4(l)  Adjustment to exercise   N/A
                                        price and number of
                                        shares upon certain
                                        dispositions of the
                                        Company Common Stock by
                                        Vecchione.

*Description may not be complete.  Entire provision is incorporated herein by reference.


   Name of
  Principal       Name of     Provision     Description of           Modification of
 Stockholder     Agreement     Waived         Provision*                Provision

Intel          Each of the    Sec.2     Period of Exercise       The Exercise Period of
               warrants,                                         the warrants shall be
               dated April                                       extended to 4/7/2002.
               7, 1999,
               issued by the
               Company to
               Intel and
               terminating
               on April 7,
               2000 and July
               7, 2000.

Intel          The warrant,   Clause    Warrant exercisable for  N/A
               dated          (2) of    additional shares upon
               November 13,   the       reaching certain
               1997, issued   preamble  hurdles.
               by the
               Company to
               Intel.

Intel                         Sec.1.7   Indemnification by       Provision waived only
                              (of       Company with respect to  with respect to claims
                              Exhibit   the registration rights  against the Company
                              3)        granted to Intel.        known to Intel on or
                                                                 prior to the date of
                                                                 the Merger Agreement
                                                                 for which
                                                                 indemnification may be
                                                                 sought.

*Description may not be complete.  Entire provision is incorporated herein by reference.



                                                                  Schedule 3





                              Liens

None

                                                                   Schedule 4

                       Registration Rights

     Immediately upon effectiveness of Newco's S-4 until consummation of the Merger, the Company will take all reasonable action to reinstate the effectiveness of the S-3 registration statement pursuant to which the Principal Stockholder's Warrant
Shares are registered until the Closing.

     Immediately following consummation of the Merger, Newco will provide the existing outside warrantholders of the Company, including the Principal Stockholder and any of its permitted assignees, (collectively, the "Warrantholders") with a total of six demand registrations and piggyback registration rights provided that the Principal Stockholder shall be entitled to at least two such demands. Newco will use its best efforts to keep each such registration in effect for the earlier of (i) 90 days following the effective time of such registration statement and
(ii) the time when all shares subject to such registration statement have been sold (the "Effectiveness Period"). No demand may be made within 90 days following the Effectiveness Period.

     Demand registrations are subject to suspensions at any time for periods not to exceed 90 days (which right Newco may not exercise more than twice in any 12-month period) if such registration would interfere with any financing, acquisition or other material transaction involving Newco or any of its affiliates or would otherwise require disclosure of material non-public information which Newco reasonably believes would be harmful to disclose at such time. The terms of the Warrants held by the Warrantholders shall be extended for (a) the period of time between signing of the Merger Agreement and the effectiveness of the registration statement on Form S-4 relating to the Merger and (b) the aggregate periods of time following effectiveness of such registration statement for which all such suspensions are in effect and (without duplication) for which an effective registration statement is not effective following a demand therefor and for such periods of time when the Warrantholder is not permitted to make a demand for registration.

     Newco will not be required to register shares following a demand unless at least 250,000 shares (as adjusted for stock splits and stock combinations), including shares to be included pursuant to piggyback registrations, or, if lower, a number of shares equal to the number of shares then beneficially owned by the Warrantholders requested such demand (not below 100,000 shares) are included in such registration statement.

     Newco will use its best efforts to cause registered shares to be qualified for sale under all applicable blue sky laws unless such qualification would require Newco to qualify to do business in any state or if it would subject Newco to additional taxation.

     Registration rights obligations with respect to the Shares will end upon the earlier of (i) the date on which all of the Shares have been sold and (ii) the date on which all of the Shares (in the reasonable opinion of counsel to the Warrantholder) may be immediately sold to the public, whether pursuant to Rule 144 or otherwise. On or following April 7, 2000, the Company will permit cashless exercise of the Warrants upon request of any Warrantholders if, at such time, the S-3 registration statement pursuant to which such Warrantholder's Shares are registered would not permit the sale of such Shares or, if no such registration statement is then effective. Following consummation of the Merger, Newco will agree to permit cashless exercise of Warrants upon request of any Warrantholders.

     All expenses incurred in connection with a registration
(other than (i) fees and disbursements of counsel to the selling stockholder and (ii) underwriting discounts and commissions, if any) shall be borne by Newco.

     The registration rights set forth herein are subject to the condition that the selling stockholder shall provide Newco with such information with respect to shares of common stock to be registered, the plans for the proposed distribution thereof and such other information as, in the reasonable opinion of Newco is necessary to enable Newco to include in such registration statement all material facts required to be disclosed with respect to such offering.